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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                                  SALTON, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of class of securities)


                                    795757103
                                 (CUSIP number)


                                BRUCE G. POLLACK
                       C/O CENTRE PARTNERS MANAGEMENT LLC
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10020
                                 (212) 332-5800
       (Name, address and telephone number of person authorized to receive notices and communications)


                                  June 2, 2006
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 14 pages)

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

CUSIP No.  795757103                                13D                                      Page 2 of 14

           1             NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         CENTRE PARTNERS II LLC

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                  (a) [_]
                                                                                                  (b) [_]
           3             SEC USE ONLY

           4             SOURCE OF FUNDS:                                             WC

           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) OR 2(e):                                               [_]

           6             CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

   NUMBER OF SHARES               7        SOLE VOTING POWER:                          0

 BENEFICIALLY OWNED BY            8        SHARED VOTING POWER                         1,427,205

    EACH REPORTING                9        SOLE DISPOSITIVE POWER:                     0

                                  10       SHARED DISPOSITIVE POWER:                   1,427,205
      PERSON WITH

          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                         PERSON:

          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES:                                                              [_]

          13             PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):   9.3%

          14             TYPE OF REPORTING PERSON:                                    OO



CUSIP No.  795757103                                13D                                      Page 3 of 14


           1             NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         CENTRE CAPITAL INVESTORS II, L.P.

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                  (a) [_]
                                                                                                  (b) [_]
           3             SEC USE ONLY

           4             SOURCE OF FUNDS:                                             WC

           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) OR 2(e):                                               [_]

           6             CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

   NUMBER OF SHARES               7        SOLE VOTING POWER:                          0

 BENEFICIALLY OWNED BY            8        SHARED VOTING POWER                         439,293

    EACH REPORTING                9        SOLE DISPOSITIVE POWER:                     0

                                  10       SHARED DISPOSITIVE POWER:                   439,293
      PERSON WITH

          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                         PERSON:

          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES:                                                              [_]

          13             PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):   3.0%

          14             TYPE OF REPORTING PERSON:                                    PN



CUSIP No.  795757103                                13D                                      Page 4 of 14


           1             NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         CENTRE CAPITAL TAX-EXEMPT INVESTORS II LP

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                  (a) [_]
                                                                                                  (b) [_]

           3             SEC USE ONLY

           4             SOURCE OF FUNDS:                                             WC

           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) OR 2(e):                                               [_]

           6             CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

   NUMBER OF SHARES               7        SOLE VOTING POWER:                          0

 BENEFICIALLY OWNED BY            8        SHARED VOTING POWER                         142,931

    EACH REPORTING                9        SOLE DISPOSITIVE POWER:                     0

                                  10       SHARED DISPOSITIVE POWER:                   142,931

      PERSON WITH

          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                         PERSON:

          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES:                                                             [_]

          13             PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):   1.0%

          14             TYPE OF REPORTING PERSON:                                    PN



CUSIP No.  795757103                                13D                                      Page 5 of 14


           1             NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                  (a) [_]
                                                                                                  (b) [_]

           3             SEC USE ONLY

           4             SOURCE OF FUNDS:                                             WC

           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) OR 2(e):                                               [_]

           6             CITIZENSHIP OR PLACE OF ORGANIZATION:       BERMUDA

   NUMBER OF SHARES               7        SOLE VOTING POWER:                          0

 BENEFICIALLY OWNED BY            8        SHARED VOTING POWER                         95,585

    EACH REPORTING                9        SOLE DISPOSITIVE POWER:                     0

                                  10       SHARED DISPOSITIVE POWER:                   95,585
      PERSON WITH

          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                         PERSON:

          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES:                                                               [_]

          13             PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):   LESS THAN 1%

          14             TYPE OF REPORTING PERSON:                                    PN



CUSIP No.  795757103                                13D                                      Page 6 of 14


           1             NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         CENTRE PARTNERS COINVESTMENT, L.P.

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                  (a) [_]
                                                                                                  (b) [_]

           3             SEC USE ONLY

           4             SOURCE OF FUNDS:                                             WC

           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) OR 2(e):                                               [_]

           6             CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

   NUMBER OF SHARES               7        SOLE VOTING POWER:                          0

 BENEFICIALLY OWNED BY            8        SHARED VOTING POWER                         75,535

    EACH REPORTING                9        SOLE DISPOSITIVE POWER:                     0

                                  10       SHARED DISPOSITIVE POWER:                   75,535
      PERSON WITH

          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                         PERSON:

          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES:                                                              [_]

          13             PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):   LESS THAN 1%

          14             TYPE OF REPORTING PERSON:                                    PN


CUSIP No.  795757103                                13D                                      Page 7 of 14


           1             NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         CENTRE PARALLEL MANAGEMENT PARTNERS, LP

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                  (a) [_]
                                                                                                  (b) [_]

           3             SEC USE ONLY

           4             SOURCE OF FUNDS:                                             WC

           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) OR 2(e):                                               [_]

           6             CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

   NUMBER OF SHARES               7        SOLE VOTING POWER:                          0

 BENEFICIALLY OWNED BY            8        SHARED VOTING POWER                         6,745

    EACH REPORTING                9        SOLE DISPOSITIVE POWER:                     0

                                  10       SHARED DISPOSITIVE POWER:                   6,745
      PERSON WITH

          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                         PERSON:

          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES:                                                              [_]

          13             PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):   LESS THAN 1%

          14             TYPE OF REPORTING PERSON:                                    PN



CUSIP No.  795757103                                13D                                      Page 8 of 14


           1             NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         CENTRE PARTNERS MANAGEMENT LLC

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                  (a) [_]
                                                                                                  (b) [_]

           3             SEC USE ONLY

           4             SOURCE OF FUNDS:                                             WC

           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) OR 2(e):                                               [_]

           6             CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

   NUMBER OF SHARES               7        SOLE VOTING POWER:                          0

 BENEFICIALLY OWNED BY            8        SHARED VOTING POWER                         677,809

    EACH REPORTING                9        SOLE DISPOSITIVE POWER:                     0

                                  10       SHARED DISPOSITIVE POWER:                   677,809
      PERSON WITH

          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                         PERSON:

          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES:                                                              [_]

          13             PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):   4.6%

          14             TYPE OF REPORTING PERSON:                                    OO



CUSIP No.  795757103                                13D                                      Page 9 of 14


           1             NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         CENTRE PARTNERS II, L.P.

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                  (a) [_]
                                                                                                  (b) [_]

           3             SEC USE ONLY

           4             SOURCE OF FUNDS:                                             WC

           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) OR 2(e):                                               [_]

           6             CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

   NUMBER OF SHARES               7        SOLE VOTING POWER:                          0

 BENEFICIALLY OWNED BY            8        SHARED VOTING POWER                         677,809

    EACH REPORTING                9        SOLE DISPOSITIVE POWER:                     0

                                  10       SHARED DISPOSITIVE POWER:                   677,809
      PERSON WITH

          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                         PERSON:

          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES:                                                              [_]

          13             PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):   4.6%

          14             TYPE OF REPORTING PERSON:                                    PN


CUSIP No.  795757103                                13D                                      Page 10 of 14


           1             NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         STATE BOARD OF ADMINISTRATION OF FLORIDA

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                  (a) [_]
                                                                                                  (b) [_]

           3             SEC USE ONLY

           4             SOURCE OF FUNDS:                                             WC

           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) OR 2(e):                                               [_]

           6             CITIZENSHIP OR PLACE OF ORGANIZATION:      FLORIDA

   NUMBER OF SHARES               7        SOLE VOTING POWER:                          0

 BENEFICIALLY OWNED BY            8        SHARED VOTING POWER                         667,117

    EACH REPORTING                9        SOLE DISPOSITIVE POWER:                     0

                                  10       SHARED DISPOSITIVE POWER:                   667,117
      PERSON WITH

          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                         PERSON:

          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES:                                                              [_]

          13             PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):   4.5%

          14             TYPE OF REPORTING PERSON:                                    OO



CUSIP No.  795757103                   13D                        Page 11 of 14


                            Statement on Schedule 13D

         This Amendment No. 2 ("Amendment No. 2") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on August 7, 1998, as amended by Amendment No. 1 filed on September 25, 1998, by and on behalf of Centre Partners II LLC, Centre Capital Investors II, L.P., Centre Capital Tax-Exempt Investors II LP, Centre Capital Offshore Investors II, L.P., Centre Partners Coinvestment, L.P., Centre Parallel Management Partners, LP, Centre Partners Management LLC, Centre Partners II, L.P. and the State Board of Administration of Florida (collectively, the "Reporting Persons").

         Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         Part (g) of Item 2 of the Schedule 13D is amended and restated in its entirety to read as follows:

         (g)      Managing Directors:

                  Messrs. Lester Pollack, Bruce G. Pollack, David Jaffe, Robert Bergmann and Scott Perekslis (the "Members") are each members of Centre Partners II LLC ("Centre Partners") and Centre Partners Management LLC ("Centre Management"). The business address for each of them is c/o Centre Partners Management LLC, 30 Rockefeller Plaza, New York, New York 10020 and each is a citizen of the United States. None of the Members (i) has been convicted in a criminal proceeding or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Members are engaged primarily in the business of private investing and investment management.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 6 of this Amendment No. 2 is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Amendment No. 2, the Reporting Persons beneficially own in the aggregate 1,427,205 shares of Common Stock, which includes 10,000 shares of Preferred Stock (which shares of Preferred Stock are currently convertible into 882,353 shares of Common Stock, at a conversion price of approximately $11.33 (rounded to the nearest one hundredth)), constituting 9.3% of the outstanding shares of Common Stock (the percentage of shares of Common Stock owned being based upon (y) 14,386,390 shares of Common Stock outstanding on May 8, 2006, as set forth in the Company's quarterly report on Form 10-Q for the quarter ended April 1, 2006, plus (z) 882,353 shares of Common Stock representing conversion of the 10,000 outstanding shares of Preferred Stock).

         The responses to Items 11 and 13 on each of pages 2-10 hereof which relate to beneficial ownership of shares of Common Stock with respect to each reporting person are incorporated herein by reference.

         (b) The responses to Items 7-10 on each of pages 2-10 hereof which relate to voting and disposition of shares of Common Stock with respect to each reporting person are incorporated herein by reference.

CUSIP No.  795757103                   13D                        Page 12 of 14


         Centre Partners is the general partner of Centre Coinvestment and Centre Parallel and the general partner of the general partner of CCI II, Centre Tax-Exempt and Centre Offshore, which are the holders of record of the following amounts of Common Stock (which includes shares of Preferred Stock convertible into Common Stock):

                                                               Common Stock
                                                               ------------

  Centre Partners Coinvestment, L.P.                                 75,535
  Centre Capital Investors II, L.P.                                 439,293
  Centre Capital Tax-Exempt Investors II LP                         142,931
  Centre Capital Offshore Investors II, L.P.                         95,585
  Centre Parallel Management Partners, LP                             6,745
                                                               ------------

                                                      TOTAL         760,089

         In addition, pursuant to certain investment management arrangements, Centre Partners has been delegated voting and dispositive power with respect to the 4,674 shares of Preferred Stock and the 254,683 shares of Common Stock owned by the State Board. Thus, Centre Partners may be deemed to beneficially own and have voting and dispositive power over a total of 1,427,205 shares of Common Stock.

         Centre Partners II, L.P. is the general partner of Centre Offshore, Centre Tax-Exempt and CCI II, which are the holders of record of the following amounts of Common Stock (which includes shares of Preferred Stock convertible into Common Stock):

                                                               Common Stock
                                                               ------------

  Centre Capital Offshore Investors II, L.P.                         95,585
  Centre Capital Tax-Exempt Investors II LP                         142,931
  Centre Capital Investors II, L.P.                                 439,293
                                                               ------------
                                                      TOTAL         677,809


         Thus, Centre Partners II, L.P. may be deemed to beneficially own and have voting and dispositive power over a total of 677,809 shares of Common Stock.

         Pursuant to a Management Agreement, Centre Management has been delegated voting and dispositive power with respect to shares owned by CCI II, Centre Offshore and Centre Tax-Exempt, which are the holders of record of the following amounts of Common Stock (which includes shares of Preferred Stock convertible into Common Stock):

                                                               Common Stock
                                                               ------------

  Centre Capital Investors II, L.P.                                 439,293
  Centre Capital Tax-Exempt Investors II LP                         142,931
  Centre Capital Offshore Investors II, L.P.                         95,585
                                                               ------------
                                                      TOTAL         677,809

         Thus, Centre Management has been delegated voting and dispositive power with respect to a total of 677,809 shares of Common Stock.

         All of the Members disclaim any beneficial ownership of any of the shares of Common Stock reported herein except to the extent of their economic interest therein.

CUSIP No.  795757103                   13D                        Page 13 of 14


         (c) Except as described in Item 6 of this Amendment No. 2, there were no transactions in the Common Stock effected by the Reporting Persons during the last sixty days.

         (d) See Item 5(b).

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is supplemented by adding the following thereto:

         On June 2, 2006, CCI II, Centre Tax-Exempt, Centre Offshore, Centre Parallel, Centre Coinvestment and the State Board (collectively, the "Sellers") entered into a Securities Purchase Agreement (the "Purchase Agreement") with Harbinger Capital Partners Master Fund I, Ltd. ("Purchaser"), pursuant to which the Sellers agreed to sell an aggregate of 30,000 shares of Preferred Stock to Purchaser (which shares of Preferred Stock are currently convertible into approximately 2,647,059 shares of Common Stock) for an aggregate purchase price of $15,000,000. The transactions contemplated by the Purchase Agreement were consummated on June 2, 2006.

         In addition, pursuant to the Purchase Agreement, the Sellers agreed to
(i) cause the resignation of both of their representatives serving on the Corporation's board of directors and (ii) assign to Purchaser certain rights under a Registration Rights Agreement, dated as of July 15, 1998, by and among the Corporation and the Sellers (the "Registration Rights Agreement"). Following the consummation of the transactions contemplated by the Purchase Agreement, the Sellers will no longer have the right to designate any directors for election to the Corporation's board of directors.

         The summary of the Purchase Agreement contained in this Item 6 is qualified in its entirety by reference to the Purchase Agreement, which is filed herewith as an exhibit and incorporated herein by reference. The Stock Purchase Agreement, dated as of July 15, 1998, by and among the Corporation and the Sellers was filed as Exhibit A to the Schedule 13D and the Registration Rights Agreement was filed as Exhibit B to the Schedule 13D.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit E - Securities Purchase Agreement, dated June 2, 2006, by and among each of the parties listed on Schedule I annexed thereto and Harbinger Capital Partners Master Fund I, Ltd.



             [The remainder of this page intentionally left blank.]

CUSIP No.  795757103                   13D                        Page 14 of 14


                                    SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 2, 2006

                             CENTRE PARTNERS II LLC

                             By: /s/ BRUCE G. POLLACK
                                 ----------------------------------------------
                                 Bruce G. Pollack, Managing Director


                             CENTRE CAPITAL INVESTORS II, LP
                             CENTRE CAPITAL TAX-EXEMPT INVESTORS II, L.P.
                             CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.

                             By: Centre Partners II, L.P., as General Partner

                                 By: Centre Partners Management LLC,
                                     as Attorney-in-fact

                                     By: /s/ BRUCE G. POLLACK
                                         --------------------------------------
                                         Bruce G. Pollack, Managing Director


                             CENTRE PARALLEL MANAGEMENT PARTNERS, LP
                             CENTRE PARTNERS COINVESTMENT, L.P.

                             By: Centre Partners II LLC, as General Partner

                                 By: /s/ BRUCE G. POLLACK
                                     ------------------------------------------
                                     Bruce G. Pollack, Managing Director


                             CENTRE PARTNERS MANAGEMENT LLC

                             By: /s/ BRUCE G. POLLACK
                                 ----------------------------------------------
                                 Bruce G. Pollack, Managing Director


                             CENTRE PARTNERS II, L.P.

                             By: Centre Partners Management LLC,
                                 as Attorney-in-fact

                                 By: /s/ BRUCE G. POLLACK
                                     ------------------------------------------
                                     Bruce G. Pollack, Managing Director


                             STATE BOARD OF ADMINISTRATION OF FLORIDA

                             By: Centre Parallel Management Partners, LP,
                                 as Manager

                                 By: Centre Partners Management LLC,
                                     as Attorney-in-fact

                                     By: /s/ BRUCE G. POLLACK
                                         --------------------------------------
                                         Bruce G. Pollack, Managing Director